Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

    We consent to the incorporation by reference in the registration statements on Forms S-8 (Reg. Nos. 333-143963, 333-143962, and 333-141537) of MISCOR Group, Ltd. and Subsidiaries of our report dated April 15, 2009, except for held-for-sale and discontinued operations financial statement reclassification adjustments as described in Notes B and C, as to which the date is April 15, 2010, with respect to the consolidated balance sheet of MISCOR Group, Ltd. and Subsidiaries as of December 31, 2008, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended, which appears in the December 31, 2009 annual report on Form 10-K of MISCOR Group, Ltd. and Subsidiaries.

/s/ ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
April 15, 2010